SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)*

                               The Wet Seal, Inc.
                               ------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.10 Par Value
                      -------------------------------------
                         (Title of Class of Securities)


                                    961840105
                                    ---------
                                 (CUSIP Number)

                                Irving Teitelbaum
                                 Suzy Shier Ltd.
                              1604 St. Regis Blvd.
                              Dorval, Quebec H9P1H6
                                 (514) 684-3651
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2001
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                               Page 1 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 2 of 20 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Gross-Teitelbaum Holdings, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          815,573
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          0
    With

                            10            Shared Dispositive Power
                                                    815,573

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    815,573

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    7.7%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 3 of 20 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Los Angeles Express Fashions, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          1,455,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          0
    With

                            10            Shared Dispositive Power
                                                    1,455,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    1,455,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    13.0%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 4 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Suzy Shier Equities Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          1,734,000
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          0
    With

                            10            Shared Dispositive Power
                                                    1,734,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    1,734,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    15.2%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 5 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Suzy Shier Ltd.

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          1,748,500
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          0
    With

                            10            Shared Dispositive Power
                                                    1,748,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    1,748,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    15.4%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 6 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stephen Gross Holdings Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          1,748,500
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          0
    With

                            10            Shared Dispositive Power
                                                    1,748,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,748,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    15.4%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 7 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stephen Gross

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          1,748,500
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          0
    With

                            10            Shared Dispositive Power
                                                    1,748,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    1,748,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    15.4%

14       Type of Reporting Person*
                  IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 8 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Teitelbaum Holdings Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          2,564,073
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          0
    With

                            10            Shared Dispositive Power
                                                    2,564,073

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    2,564,073

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    21.0%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 9 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Irving Teitelbaum

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    110,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          2,564,073
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          110,000
    With

                            10            Shared Dispositive Power
                                                    2,564,073

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  2,674,073

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    21.7%

14       Type of Reporting Person*
                  IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                         Page 10 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Maisar Investments Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                a.      [X]
                                                b.      [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place or Organization

                  Canada

                            7             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                          815,573
    Each
Reporting                   9             Sole Dispositive Power
    Person                                          0
    With

                            10            Shared Dispositive Power
                                                    815,573

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  815,573

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    7.7%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 20 Pages


          This Amendment No. 6 to Schedule 13D relates to shares of Class A Common Stock, $0.10 par value per share (the "Class A Shares"), of The Wet Seal, Inc. (the "Issuer"). This Amendment No. 6 supplementally amends the Initial Statement on Schedule 13D dated August 21, 1995 and all subsequent amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 6 on Schedule 13D is being filed by the Reporting Persons to report the recent transaction in Class A Shares of the Issuer as a result of which the number of Class A Shares of which certain of the Reporting Persons may be deemed the beneficial owner of has changed by more than one percent of the total number of outstanding Class A Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 1.   Security and Issuer.


          This Statement relates to the Class A Shares. The address of the principal executive offices of the Issuer is 26972 Burbank, Foothill Ranch, California, 93610.


Item 2.   Identity and Background.


          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)       Gross-Teitelbaum Holdings Inc. ("GTHI"),
          (ii)      Los Angeles Express Fashions, Inc. ("LA"),
          (iii)     Suzy Shier Equities Inc. ("Suzy Shier Equities"),
          (iv)      Suzy Shier Limited. ("Suzy Shier Ltd."),
          (v)       Stephen Gross Holdings Inc. ("SGHI "),
          (vi)      Stephen Gross ("Mr. Gross"),
          (vii)     Teitelbaum Holdings Inc. ("THI"),
          (viii)    Irving Teitelbaum ("Mr. Teitelbaum"), and
          (ix)      Maisar Investments Inc. ("Maisar").


          The address of the principal business of each Reporting Person is 1604 St. Regis Blvd., Dorval, Quebec, Canada H9P1H6.

          Effective April 29, 2000, 3254127 Canada Inc., 3254135 Canada Inc. and 2927977 Canada Inc. were amalgamated to form Maisar Investments Inc. Maisar currently owns 815,573 Class A Shares (assuming conversion of the Class B Common Stock ("Class B Shares")) previously owned by 3254127 Canada Inc. Maisar is a wholly owned subsidiary of Gross-Teitelbaum Holdings Inc.

          During the past five years, none of the Reporting Persons and to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 12 of 20 Pages

Item 5.  Interest in Securities of the Issuer.

          (a) (i) GTHI and Maisar may be deemed the beneficial owner of 815,573 Class A Shares (approximately 7.7% of the total number of Class A Shares outstanding assuming conversion of 815,573 Class B Shares). This number consists of 815,573 Class B Shares held for the account of Maisar.

                    (ii) LA may be deemed the beneficial owner of 1,455,000 Class A Shares (approximately 13.0% of the total number of Class A Shares outstanding assuming conversion of 1,455,000 Class B Shares). This number consists of 1,455,000 Class B Shares held for its account.

                    (iii) Suzy Shier Equities may be deemed the beneficial owner of 1,734,000 Class A Shares (approximately 15.2% of the total number of Class A Shares outstanding assuming conversion of 1,630,000 Class B Shares). This number consists of (1) 104,000 Class A Shares and 175,000 Class B Shares held for its account and (2) 1,455,000 Class B Shares held for the account of LA.

                    (iv) Suzy Shier Ltd., SGHI and Mr. Gross may be deemed the beneficial owner of 1,748,500 Class A Shares (approximately 15.4% of the total number of Class A Shares outstanding assuming conversion of 1,630,000 Class B Shares). This number consists of (1) 104,000 Class A Shares and 175,000 Class B Shares held for the account of Suzy Shier Equities, (2) 1,455,000 Class B Shares held for the account of LA, and (3) 14,500 Class A Shares held for the account of Suzy Shier Inc.

                    Suzy Shier Inc. ("Suzy Shier") is a Quebec company wholly owned by Suzy Shier Ltd.

                    (v) THI may be deemed the beneficial owner of 2,564,073 Class A Shares (approximately 21.0% of the total number of Class A Shares outstanding assuming conversion of 2,445,573 Class B Shares ). This number consists of (1) 104,000 Class A Shares and 175,000 Class B Shares held for the account of Suzy Shier Equities, (2) 1,455,000 Class B Shares held for the account of LA, (3) 815,573 Class B Shares held for the account of Maisar, and
(3) 14,500 Class A Shares held for the account of Suzy Shier.

                    (vi) Mr. Teitelbaum may be deemed the beneficial owner of 2,674,073 Class A Shares (approximately 21.7% of the total number of Class A Shares outstanding assuming conversion of 2,445,573 Class B Shares and exercise of 110,000 Options, as defined below). This number consists of (1) 104,000 Class A Shares and 175,000 Class B Shares held for the account of Suzy Shier Equities,
(2) 1,455,000 Class B Shares held for the account of LA, (3) 815,573 Class B Shares held for the account of Maisar, (4) 14,500 Class A Shares held for the account of Suzy Shier, and (5) 110,000 Options that are exercisable within 60 days.

                                                             Page 13 of 20 Pages

                         First Canada Management Consultants Limited, a Canadian
company wholly owned by Teitelbaum Investments Ltd., a Canadian company of which Mr. Teitelbaum is the majority shareholder, holds options to acquire 160,000 Class A Shares, which options vest in increments of 40,000 Class A Shares on August 20th of the years 1999 through 2002 and options to acquire 150,000 Class A Shares, which options vest in increments of 30,000 Class A Shares on September 22nd of the years 2000 through 2004 (the "Options").

          (b) (i) Each of Suzy Shier Equities, Suzy Shier Ltd., SGHI, Mr. Gross, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 1,455,000 Class A Shares (and securities derivative thereof), held for the account of LA.

                    (ii) Each of Suzy Shier Ltd., SGHI, Mr. Gross, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the (i) 279,000 Class A Shares (and securities derivative thereof), held for the account of Suzy Shier Equities and (ii) 14,500 Class A Shares, held for the account of Suzy Shier.

                    (iii) Each of GTHI, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 815,573 Class A Shares (and securities derivative thereof), held for the account of Maisar.

          (c) (i) On January 16, 2001, Suzy Shier Equities transferred 82,000 Class A Shares to Suzy Shier. On January 17, 2001, Suzy Shier Equities transferred an additional 14,500 Class A Shares to Suzy Shier. On January 16, 2001, Suzy Shier sold 54,000 shares of Class A Shares. On January 17, 2001, Suzy Shier sold 28,000 shares of Class A Shares. The sale of Class A Shares by Suzy Shier were executed in block trades in the public market.

                    (ii) Except for the transactions disclosed above and on Annex A hereto, all of which were executed in block trades in the public market, there have been no transactions with respect to the Class A Shares since November 24, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The shareholders of LA have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by LA in accordance with their ownership interests in LA.

                    (ii) The shareholders of Suzy Shier Equities have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by Suzy Shier Equities in accordance with their ownership interests in Suzy Shier Equities.

                    (iii) The shareholders of Maisar have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by Maisar in accordance with their ownership interests in Maisar.

                                                             Page 14 of 20 Pages

                    (iv) The shareholders of Suzy Shier have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares, held by Suzy Shier in accordance with their ownership interests in Suzy Shier.

          With reference to the information set forth above, this filing shall not be deemed an admission that the Reporting Persons are the beneficial owners of any securities of the Issuer which are not directly held by them.

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 23, 2000                 GROSS-TEITELBAUM HOLDINGS INC.

                                        By:     /S/ I. TEITELBAUM
                                                -------------------------------
                                                Name:    I. Teitelbaum
                                                Title:   Secretary


                                        LOS ANGELES EXPRESS FASHIONS, INC.

                                        By:     /S/ I. TEITELBAUM
                                                -------------------------------
                                                Name:    I. Teitelbaum
                                                Title:   Secretary


                                         SUZY SHIER EQUITIES INC.

                                         By:     /S/ I. TEITELBAUM
                                                -------------------------------
                                                Name:    I. Teitelbaum
                                                Title:   President


                                         SUZY SHIER LIMITED

                                         SUZY SHIER EQUITIES INC.

                                         By:     /S/ I. TEITELBAUM
                                                -------------------------------
                                                Name:    I. Teitelbaum
                                                Title:   Chairman and CEO

                                                             Page 15 of 20 Pages


                                        STEPHEN GROSS HOLDINGS INC.

                                        By:     /S/ STEPHEN GROSS
                                                --------------------------------
                                                Name:    Stephen Gross
                                                Title:   Secretary


                                        STEPHEN GROSS

                                        /S/ STEPHEN GROSS
                                        ----------------------------------------


                                        TEITELBAUM HOLDINGS INC.


                                        By:     /S/ I. TEITELBAUM
                                                --------------------------------
                                                Name:    I. Teitelbaum
                                                Title:   Secretary


                                        IRVING TEITELBAUM

                                        /S/ I. TEITELBAUM
                                        ----------------------------------------


                                        MAISAR INVESTMENTS INC.


                                        By:     /S/ I. TEITELBAUM
                                                --------------------------------
                                                Name:    I. Teitelbaum
                                                Title:   President


                                                                                                Page 16 of 20 Pages



                                                      ANNEX A

                                 RECENT TRANSACTIONS IN THE CLASS A COMMON STOCK OF
                                                   WET SEAL INC.


                                      Date of             Nature of              Number of             Price Per
      For the Account of            Transaction          Transaction              Shares                 Share
      ------------------            -----------          -----------             ---------             ---------

Suzy Shier Ltd.                        1/9/01                SELL                   900                $29.5625
                                       1/9/01                SELL                   400                 $29.25
                                       1/9/01                SELL                  5,100                $28.875
                                       1/9/01                SELL                 23,800                $28.50
                                      1/10/01                SELL                  1,000               $27.48375
                                      1/10/01                SELL                  6,800               $27.4375
                                      1/10/01                SELL                 15,000                $27.625
                                      1/10/01                SELL                  5,000                $27.75
Suzy Shier Equities Inc.              1/10/01                SELL                  2,200               $27.48375
                                      1/11/01                SELL                  2,200                $27.50
                                      1/11/01                SELL                  7,800                $27.625
                                      1/11/01                SELL                  5,000                $27.75
                                      1/11/01                SELL                  5,000                $28.00
                                      1/11/01                SELL                  4,500                $28.25
                                      1/11/01                SELL                  3,700                $28.50
                                      1/11/01                SELL                  1,900               $28.5625
                                      1/11/01                SELL                   400                $28.53125
                                      1/11/01                SELL                  5,000                $28.875
                                      1/11/01                SELL                  7,500                $29.00
                                      1/11/01                SELL                  5,000                $29.125
                                      1/11/01                SELL                  2,000                $29.25
                                      1/11/01                SELL                   500                $29.3125
                                      1/12/01                SELL                 10,000                $27.875
                                      1/12/01                SELL                 10,000                $28.25
                                      1/12/01                SELL                  4,000                $28.75
                                      1/12/01                SELL                 11,100                $29.00
                                      1/12/01                SELL                  1,200                $29.25
                                      1/12/01                SELL                  1,000                $29.50


                                                                                                Page 17 of 20 Pages
                                                  ANNEX A (CONT'D)

                                 RECENT TRANSACTIONS IN THE CLASS A COMMON STOCK OF
                                                   WET SEAL INC.


                                      Date of             Nature of              Number of             Price Per
      For the Account of            Transaction          Transaction              Shares                 Share
      ------------------            -----------          -----------             ---------             ---------

Suzy Shier Inc.                       1/16/01                SELL                 15,000                $29.25
                                      1/16/01                SELL                  5,000                $29.625
                                      1/16/01                SELL                  5,000                $29.75
                                      1/16/01                SELL                 13,300                $30.25
                                      1/16/01                SELL                  4,800                $30.00
                                      1/16/01                SELL                  4,800               $30.0625
                                      1/16/01                SELL                  3,100                $30.625
                                      1/16/01                SELL                  1,000                $31.00
                                      1/16/01                SELL                  2,000                $30.625
                                      1/17/01                SELL                  2,000                $31.00
                                      1/17/01                SELL                  2,000                $31.50
                                      1/17/01                SELL                  5,000                $32.00
                                      1/17/01                SELL                  4,000                $32.25
                                      1/17/01                SELL                  2,000                $32.75
                                      1/17/01                SELL                  5,000                $33.50
                                      1/17/01                SELL                  2,000                $33.00
                                      1/17/01                SELL                  2,000                $32.00
                                      1/17/01                SELL                  4,000                $32.00


                                                             Page 18 of 20 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint Filing  Agreement  dated January 23, 2001 by and among
          Gross-Teitelbaum   Holdings   Inc.,   Los  Angeles   Express
          Fashions,   Inc.,  Suzy  Shier  Equities  Inc.,  Suzy  Shier
          Limited,   Stephen  Gross  Holdings  Inc.,   Stephen  Gross,
          Teitelbaum  Holdings  Inc.,  Irving  Teitelbaum,  and Maisar
          Investments Inc.............................................     19